STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

Exhibit 12.1

	Year Ended December 31,
	2004	2003	2002	2001	2000
Net loss	(252,298)	(130,031)	(49,903)	(80,273)	(51,929)
Add: fixed charges	12,504	10,694	12,335	6,467	729

Earnings as defined	(239,794)	(119,337)	(37,568)	(73,806)	(51,200)

Fixed charges:
Interest expensed and capitalized	10,988	9,326	11,240	5,988	544
Estimated interest component of rent	1,516	1,368	1,095	479	185

Total fixed charges	12,504	10,694	12,335	6,467	729

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss for the period.